

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

June 5, 2006



James C. Morphy
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498

Re: CA, Inc.
Incoming letter dated April 21, 2006

Dear Mr. Morphy:

This is in response to your letter dated April 21, 2006 concerning a shareholder proposal submitted to CA by Prof. Lucian Bebchuk. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated CA's intention to exclude the proposal from CA's proxy materials. We also have received a letter on the proponent's behalf dated May 11, 2006.

We note that litigation is pending in the Delaware Court of Chancery with respect to CA's intention to omit the proposal from CA's proxy materials. In light of the fact that arguments raised in your letter and that of the proponent are currently before the court in connection with the litigation between CA and the proponent concerning this proposal, in accordance with staff policy, we will not comment on those arguments at this time. Accordingly, we express no view with respect to CA's intention to omit the instant proposal from the proxy materials relating to its next annual meeting of security holders.

In connection with the foregoing, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Prof. Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

April 21, 2006

Securities and Exchange Commission,
Office of Chief Counsel,
Division of Corporation Finance,
100 F. Street, N.E.,
Washington, D.C. 20549.

Re: CA, Inc. – Omission of Shareholder Proposal
Pursuant to Rule 14a-8(i)(2) (violation of law)

Ladies and Gentlemen:

As counsel to CA, Inc. (f/k/a Computer Associates International, Inc., the "Company") we submit this letter on behalf of the Company pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), with respect to a proposal submitted for inclusion in the Company's proxy materials for its 2006 annual meeting of stockholders (the "Proxy Materials") by Mr. Lucian Bebchuk (the "Proponent"), which the Company received on March 24, 2006. The proposal (the "Proposal") and the accompanying supporting statement (the "Supporting Statement") are attached as Annex A.

The Company believes that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2) because, if implemented, it would violate the laws of the State of Delaware, which is the Company's state of incorporation. In support of this position, an opinion on Delaware law from the law firm of Richards, Layton & Finger, P.A. (the "Opinion") is attached as Annex B.

In accordance with Rule 14a-8(j), the Company hereby gives notice of its intention to omit the Proposal and the Supporting Statement from the Proxy Materials and respectfully requests the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it believes this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal, Supporting Statement and Opinion.

I. The Proposal

The Proposal States:

It is hereby RESOLVED that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. § 109, and Article IX of the Company's By-Laws, the Company's By-Laws are hereby amended by adding Article XI as follows:

> **Section 1.** Notwithstanding anything in these By-laws to the contrary, the adoption of any stockholder rights plan, rights agreement or any other form of "poison pill" which is designed to or has the effect of making an acquisition of large holdings of the Company's shares of stock more difficult or expensive ("Stockholder Rights Plan") or the amendment of any such Stockholder Rights Plan which has the effect of extending the term of the Stockholder Rights Plan or any rights or options provided thereunder, shall require the affirmative vote of all the members of the Board of Directors, and any Stockholder Rights Plan so adopted or amended and any rights or options provided thereunder shall expire no later than one year following the later of the date of its adoption and the date of its last such amendment. (emphasis added).
>
> **Section 2.** Section 1 of this Article shall not apply to any Stockholder Rights Plan ratified by the stockholders.
>
> **Section 3.** Notwithstanding anything in these By-laws to the contrary, a decision by the Board of Directors to amend or repeal this Article shall require the affirmative vote of all the members of the Board of Directors.

II. Grounds for Omission

Rule 14a-8(i)(2) permits the exclusion of a stockholder proposal if it would, "if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Opinion, which is attached as Annex B, sets forth a detailed analysis of the reasons why the Proposal, if adopted by the Company's stockholders, would violate the laws of the State of Delaware and why, therefore, we believe the Proposal is excludable from the Proxy Materials under Rule 14a-8(i)(2). The following is a brief summary of the principal reasons, set forth in the Opinion, why the Proposal is excludable.

The Proposal, if adopted, would amend the Company's by-laws so as to prohibit the Company's Board of Directors (the "Board") from exercising its statutorily delegated authority to adopt a rights plan that would by its terms expire more than one year from the date of adoption, or from amending any such plan (including the Company's existing rights plan) to extend its term by more than one year, unless in each case the plan or amendment were ratified by the Company's stockholders under Section 2 thereof (the "Proposed By-law"). In substance, therefore, the Proposed By-law would dictate to the Board the maximum duration of any new rights plan, or of any extension of an existing rights plan, that the Board may adopt without further corporate action.

For the reasons summarized below, we believe that the constraints sought to be imposed by the Proposal on the authority of the Board would violate both the express provisions of the General Corporation Law of the State of Delaware (the "DGCL") that specifically vests the board of directors with the authority to adopt and fix the terms (including the duration) of rights issued by the Company (unless otherwise provided in the certificate of incorporation) and the provisions of Delaware law that grant the Board the authority to manage the business and affairs of the Company. We also believe that these constraints could impair the Board's ability to fulfill its fiduciary duties to protect the Company's stockholders from a coercive or unfair takeover offer.

We emphasize that the Proposal is not a recommendation or request for Board action. Rather, by proposing to amend the by-laws as described above, the Proposal would impose mandatory constraints upon the Board, constraints that we believe would violate both the clear language of the DGCL and Delaware common law.

A. The Proposal Directly Contradicts the Express Language of Section 157 of the DGCL that Assigns to the Board of Directors the Authority to Fix the Duration of Rights Issued by a Corporation

Delaware courts have consistently recognized the primacy of a board of directors in decisions involving potential changes of control. A board's power in this respect and, in particular, the power to adopt and maintain a rights plan for a certain duration derives from both Section 157 and Section 141(a) of the DGCL. *See Moran* v. *Household Int'l, Inc.*, 500 A.2d 1346, 1356 (Del. 1985) ("The directors adopted the [Rights] Plan pursuant to statutory authority in 8 Del. C. §§ 141, 151 [and] 157."); *Leonard Loventhal Account v. Hilton Hotels Corp.*, C.A. No. 17803, slip op. at 12 (Del. Ch. Oct. 10, 2000) ("Under *Moran* and *Revlon*, the Hilton Board has the power to adopt the Plan under 8 Del. C. §§ 141 and 122(13). As *Moran* clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157." Section

157(b) of the DGCL, expressly dealing with "Rights and Options Respecting Stock", provides in pertinent part that "the terms upon which, including the time or times which may be limited or unlimited in duration, . . .for which shares may be acquired from the corporation upon the exercise of any such right. . . shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights. . ."[1]

The language of Section 157 is clear and unambiguous: the power to create and issue rights – and to determine the terms and conditions upon which, and the duration for which, rights may be issued and maintained – is explicitly vested in the directors and is subject only to limitations set forth in the certificate of incorporation – not the by-laws. We believe that a recent decision confirms our position. In *James v. Furmen*, C.A. No. 597-N, slip op. at 11 (Del. Ch. Nov. 16, 2004), the Delaware Court of Chancery declined to dismiss a claim that the board of directors of Greenbrier Companies, Inc. ("Greenbrier") had impermissibly delegated to Greenbrier officers and counsel the authority to make such changes to the terms of a rights plan in violation of Section 157 of the DGCL. The Delaware courts have repeatedly held that stockholders or others cannot direct, supplant or be delegated the decision-making of a board of directors with respect to functions specifically assigned to directors by statute. *See, e.g., Jackson* v. *Turnbull*, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), *aff'd*, 653 A.2d 306 (Del. 1994). It is also well established that rights issued by thousands of publicly traded corporations in connection with the adoption of a shareholder rights plan are almost universally issued with a term in excess of one year, and frequently have a duration of ten years.[2]

[1] There are no provisions in the Company's certificate of incorporation that limit the authority of the Board with respect to the issuance of rights.

[2] A recent case in the Delaware Chancery Court upheld a board policy to submit a final decision to adopt a rights plan to the stockholders. *Unisuper Ltd.* v. *News Corp.*, C.A. No 1699 (Del. Ch. Dec. 20, 2005). As discussed in the Opinion, however, the constraints on the board's authority to adopt a rights plan in the *News Corp.* case were *voluntarily adopted by the directors*, not pursuant to a by-law that the stockholders adopted. As discussed above and in the Opinion, DGCL Section 157 grants the power to adopt and fix the duration of a rights plan to the directors and only the directors. Thus, while it may be within a board's powers to *agree* with the stockholders that the board will not adopt a rights plan with a term longer than a specified limit, which was the case in *News Corp.*, it is impermissible under Delaware law for the *stockholders to require* that the board observe such a limitation, which would be the case if the Proposed By-law

footnote cont'd

Based on this reasoning, and as further detailed in the Opinion, the Proposed By-law's attempt to divest the Board of unrestricted authority to adopt a rights plan and fix a term of more than one year, or to determine to extend the Company's current rights plan beyond one year following its expiration would violate the express statutory provision of the DGCL.

B. Delaware Law Grants Exclusive Authority to Manage CA to the Board of Directors and this Authority Cannot Be Usurped by Stockholders

Section 141(a) of the DGCL states:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as otherwise provided in this chapter *or in its certificate of incorporation.* 8 Del. C. § 141(a).

Delaware courts have acknowledged that the authority to manage a corporation's affairs resides with the directors. The Supreme Court of Delaware holds as "a cardinal precept of the General Corporation Law of the State of Delaware", that "directors rather than shareholders, manage the business and affairs of the corporation". *Aronson* v. *Lewis*, 473 A.2d 805, 811 (Del. 1984). Section 141(a) makes clear that a restriction on that authority is only permissible if it is set forth in a provision of the DGCL or a company's certificate of incorporation. Unlike other sections of the DGCL, Section 141(a) makes no reference to the by-laws; therefore, we do not believe stockholders can limit a director's managerial authority under Section 141(a) by virtue of a by-law provision. *Compare, e.g.,* DGCL § 141(b), (c), § 202(b) and § 211(a). In drawing the distinction between the role of directors and stockholders, the Delaware Court of Chancery has noted that under the corporation law of Delaware, directors are not obligated to "follow the wishes of a majority of shares" in exercising their powers to manage the firm. *Paramount Communications Inc.* v. *Time Inc.*, C.A. Nos. 10866, 10935, slip op. at 77-78 (Del. Ch. July 14, 1989), *aff'd,* 571 A.2d 1140 (Del. 1989). This is precisely what this Proposed By-law seeks to do.

A board's fiduciary duty of care is implicated when it is faced with a takeover offer. In very strong language, the Delaware Supreme Court has declared that

---

footnote cont'd
were adopted. Consequently, we do not believe that the *News Corp.* case is relevant to the Company's case or changes the analysis summarized above.

directors of Delaware corporations have a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer. *See, e.g., Unitrin, Inc. v. American General Corp.*, 651 A.2d 1361 (Del. 1995) ("When a corporation is not for sale, the board of directors is the defender of the metaphorical medieval corporate bastion and the protector of the corporation's shareholders."). Moreover, it is well established that, among the powers conferred upon directors under Section 141(a), is the power to adopt and maintain defensive measures, such as a stockholder rights plan, prior to or in response to a takeover proposal. *See, e.g., MacAndrews & Forbes Holdings, Inc.* v. *Revlon, Inc.*, 501 A.2d 1239, 1247 (Del. Ch. 1985), *aff'd*, 506 A.2d 173 (Del. 1985) ("In the face of a hostile acquisition, the directors have the right, even the duty, to adopt defensive measures to defeat a takeover attempt which is perceived as being contrary to the best interests of the corporation and its shareholders."). Thus, circumscribing the Board's ability to adopt a stockholder rights plan with a term of more than one year, or to maintain the Company's current stockholders rights plan beyond one year following its expiration, could impair the ability of the Company's directors to exercise one of their fundamental duties as directors.

In *Quickturn Design Sys., Inc. v. Shapiro,* 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a future board's ability to redeem a rights plan implicated a fundamental "matter[ ] of management policy" – the "sale of [a] corporation" – and therefore could not be substantially restricted under Delaware law other than by the certificate of incorporation. *Id.* at 1292. Specifically, the Delaware Supreme Court held:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the [contested provision] limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders – negotiating a possible sale of the corporation. Therefore, we hold that the [contested provision] is invalid under Section 141(a), which confers upon any newly elected board of directors

> full power to manage and direct the business and affairs of [the] Delaware corporation.

In *Quickturn*, the Delaware Supreme Court dealt with a provision, adopted by the board, that only limited the ability of a *new* board of directors to redeem the rights issued under a stockholders rights plan. The Proposed By-law is far more egregious because it would limit the authority of *any* board of directors of the Company, current and future, to adopt, amend and fix the terms of a stockholder rights plan as they deem appropriate in the exercise of their fiduciary duties. As *Quickturn* makes clear, interfering with a board's authority in this area, even "in only one respect", is invalid.

Based on the foregoing, we believe that the Proposal, which would seek to use a by-law to restrict the authority of the Board to determine the duration of a Company rights plan or amendment to such a plan, is inconsistent with Section 141(a) of the DGCL and the extensive body of case law regarding the exclusive authority of directors pursuant to Section 141(a) with respect to rights plans.

Overall, whether the Board's authority with respect to the adoption, duration and extension of a stockholder rights plan arises under DGCL Section 157 or 141, the common law of fiduciary duties, or some combination thereof, in our view it cannot be overridden by a stockholder-adopted by-law. *See Frantz Mfg. Co. v. EAC Indus.*, 501 A.2d 401, 407 (Del. 1985) ("A bylaw that is inconsistent with any statute or rule of common law ... is void...."). As such, for the reasons summarized above, and set forth more fully in the Opinion, the Proposal, if adopted by the Company's stockholders, would violate Delaware law. Accordingly, we believe the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(2).

III. Recent Applicable Authority

Exclusion of the Proposal from the Proxy Materials is consistent with the Staff's prior positions that similar stockholder proposals, if implemented, would violate Delaware law. *See Toys R Us, Inc.* (April 9, 2002) and *Mattel, Inc.* (March 27, 2002). In those letters, the Staff found a basis for the view that a stockholder proposal to adopt a by-law to prevent a company from enacting or maintaining a stockholder rights plan without stockholder approval was excludable under Rule 14a-8(i)(2). The Staff reached a different conclusion in *Alaska Air Group, Inc.* (March 17, 2005) although it did not indicate the reasons for doing so. As stated in the note to clause (i)(1) of Rule 14a-8, the Commission believes that most proposals cast as recommendations or requests that the directors take certain action are proper under state law. As stated above, the Proposal, in contrast, would amend the Company's bylaws to impose constraints on the Board and is therefore mandatory, not precatory.

We emphasize that the Proposal is not a recommendation or request for Board action; rather, by proposing to amend the by-laws as described above, the Proposal would impose mandatory constraints upon the Board, constraints that we believe would violate Delaware law.

IV. Request for Staff Concurrence

The Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Proposal and Supporting Statement are excluded from the Proxy Materials for the reasons set forth in the Opinion and summarized above.

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials. The Company anticipates that it will mail its definitive Proxy Materials to stockholders on or about July 14, 2006.

* * * * *

If you have any questions regarding this request or need any additional information, please telephone the undersigned at 212-558-3988 or, in the undersigned's absence, David B. Harms at 212-558-3882.

Please acknowledge receipt of this letter and enclosed materials by stamping the enclosed copy of the letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,



James C. Morphy

(Enclosures)

cc: Lucian Bebchuk
Kenneth V. Handal, Esq.
Lawrence M. Egan, Esq.
(CA, Inc.)

Annex A

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554

March 23, 2006

VIA OVERNIGHT MAIL

CA, Inc.
ATTN: Secretary
One CA Plaza
Islandia, New York 11749

Re: Shareholder Proposal of Lucian Bebchuk

Dear Mr. Handal:

I am the owner of 140 shares of common stock of CA, Inc. (the "Company"), which I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2006 annual meeting of shareholders.

Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2006 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,



Lucian Bebchuk

It is hereby RESOLVED that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. § 109, and Article IX of the Company's By-Laws, the Company's By-Laws are hereby amended by adding Article XI as follows:

Section 1. Notwithstanding anything in these By-laws to the contrary, the adoption of any stockholder rights plan, rights agreement or any other form of "poison pill" which is designed to or has the effect of making an acquisition of large holdings of the Company's shares of stock more difficult or expensive ("Stockholder Rights Plan") or the amendment of any such Stockholder Rights Plan which has the effect of extending the term of the Stockholder Rights Plan or any rights or options provided thereunder, shall require the affirmative vote of all the members of the Board of Directors, and any Stockholder Rights Plan so adopted or amended and any rights or options provided thereunder shall expire no later than one year following the later of the date of its adoption and the date of its last such amendment.

Section 2. Section 1 of this Article shall not apply to any Stockholder Rights Plan ratified by the stockholders.

Section 3. Notwithstanding anything in these By-laws to the contrary, a decision by the Board of Directors to amend or repeal this Article shall require the affirmative vote of all the members of the Board of Directors.

This By-law Amendment shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Article IX of the Company's By-laws.

SUPPORTING STATEMENT

I believe that poison pills adopted by the Board of Directors without ratification by stockholders can deny stockholders the ability to make their own decisions regarding whether or not to accept a premium acquisition offer for their stock and, under certain circumstances, could reduce stockholder value. In my view, when one or more directors do not support a decision to adopt or extend a pill, the board should not make such a decision without obtaining shareholder ratification for the pill. Additionally, I believe that it is undesirable for a poison pill not ratified by the stockholders to remain in place indefinitely without periodic determinations by the Board of Directors that maintaining the pill continues to be advisable.

The proposed By-law amendment would not preclude the Board from adopting or maintaining a poison pill not ratified by the stockholders for as long as the Board deems necessary consistent with the exercise of its fiduciary duties, but would simply ensure that the Board not do so without the unanimous vote of the directors and without considering, within one year following the last decision to adopt or extend the pill, whether continuing to maintain the pill is in the best interests of the Company and its stockholders.

I urge you to vote "yes" to support the adoption of this proposal.

Annex B

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

April 21, 2006

CA, Inc.
One CA Plaza
Islandia, NY 11749

Re: Bylaw Amendment Proposal Submitted By Lucian Bebchuk

Ladies and Gentlemen:

We have acted as special Delaware counsel to CA, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Lucian Bebchuk (the "Proponent") which the Proponent intends to present at the Company's 2006 annual meeting of stockholders. In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company, as amended through March 8, 2006 (the "Certificate"); (ii) the By-Laws of the Company, dated March 7, 2006; and (iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

It is hereby RESOLVED that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. § 109, and Article IX of the Company's By-Laws, the Company's By-Laws are hereby amended by adding Article XI as follows:

> **Section 1.** Notwithstanding anything in these By-laws to the contrary, the adoption of any stockholder rights plan, rights agreement or any other form of "poison pill" which is designed to or has the effect of making an acquisition of large holdings of the Company's shares of stock more difficult or expensive ("Stockholder Rights Plan") or the amendment of any such Stockholder Rights Plan which has the effect of extending the term of the Stockholder Rights Plan or any rights or options provided thereunder, shall require the affirmative vote of all the members of the Board of Directors, and any Stockholder Rights Plan so adopted or amended and any rights or options provided thereunder shall expire no later than one year following the later of the date of its adoption and the date of its last such amendment.
>
> **Section 2.** Section 1 of this Article shall not apply to any Stockholder Rights Plan ratified by the stockholders.
>
> **Section 3.** Notwithstanding anything in these By-laws to the contrary, a decision by the Board of Directors to amend or repeal this Article shall require the affirmative vote of all the members of the Board of Directors.

This By-law Amendment shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Article IX of the Company's By-laws.

In connection with the adoption of a stockholder rights plan or the extension of the term of an existing rights plan by the board of directors of the Company (the "Board"), the bylaw proposed for adoption pursuant to the Proposal (the "Rights Plan Bylaw") would purport to require the Board to provide for the termination of such plan or amendment within one year from the later of its adoption and amendment unless the plan or amendment is ratified by the Company's stockholders.

Discussion

You have asked our opinion as to whether the Rights Plan Bylaw, if adopted by the stockholders, would be valid under the General Corporation Law. For the reasons set forth below, in our opinion the Rights Plan Bylaw, if adopted by the stockholders, would not be valid under the General Corporation Law.

In reaching this opinion, we start from the proposition that, as a general matter, the stockholders of a Delaware corporation have the power to amend the bylaws. This power, however, is not unlimited and is subject to the express limitations set forth in 8 Del. C. § 109(b), which provides:

> The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

(Emphasis added). We turn, therefore, to consideration of whether the Rights Plan Bylaw is "inconsistent with law or with the certificate of incorporation."

The Rights Plan Bylaw Violates Section 157 of the General Corporation Law.

Under Section 157 of the General Corporation Law, the power to create and issue rights and to determine the duration for which rights may be issued and maintained is explicitly vested in the directors, not in stockholders or others. The provisions of Section 157 are themselves quite instructive for what they say and for what they do not say:

> (a) Subject to any provisions in the certificate of incorporation [*it does not say "or bylaws"*], every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to acquire from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors. [*It does not say "or stockholders."*]
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the consideration (including a formula by which such consideration

> may be determined) for which any such shares may be acquired from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options [*it does not say "or in the bylaws"*], and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors [*it does not say "or stockholders"*] as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

8 Del. C. § 157 (emphasis added). Accordingly, the questions of whether to create and issue rights and for what duration the rights may be issued and maintained are to be determined by the board, not by the stockholders or others (acting through a bylaw or otherwise). Indeed, in a recent decision, James v. Furman, C.A. No. 597-N, slip op. at 11 (Del. Ch. Nov. 16, 2004), the Delaware Court of Chancery declined to dismiss a claim that the board of directors of Greenbrier Companies, Inc. ("Greenbrier") had impermissibly delegated to Greenbrier officers and counsel the authority to make changes to the terms of a rights plan in violation of Section 157 of the General Corporation Law. Thus, Furman confirms that decisions with respect to rights plans are committed to the discretion of the board of directors by statute.

The Delaware courts have repeatedly held that stockholders or others cannot direct, supplant or be delegated the decision-making authority of a board of directors with respect to functions specifically assigned to directors by statute. See, e.g., Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (finding that an investment advisor cannot supplant the decision making of a board of directors with respect to setting the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that stockholders cannot assume the board's statutory responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable); Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949) (finding that an appraiser cannot be delegated the board's statutory responsibility under Section 152 of the General Corporation Law to fix the consideration to be received by a corporation for the issuance of its stock); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 235 (Del. Ch. 1969) (finding that officers cannot be delegated the board's statutory obligation to negotiate a binding agreement for the sale of all of a corporation's assets pursuant to Section 271 of the General Corporation Law); accord Nagy v. Bistricer, 770 A.2d 43, 60-65 (Del. Ch. 2000); 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev. vol. 2005) (hereinafter "Fletcher"). Adopting and extending a stockholders rights plan and setting the duration of such a plan or extension are functions specifically assigned to the board of directors of a Delaware corporation by statute -- i.e., by Section 157 of the General Corporation Law. Accordingly, absent a provision in the corporation's certificate of incorporation to the contrary, a board of directors of a Delaware corporation cannot be directed to exercise such authority in any particular way, be divested of such authority or delegate to stockholders or others the authority to exercise such power. But see Unisuper Ltd. v. News Corp., C.A. No. 1699-N, slip op. at 15-17 (Del. Ch. Dec. 20, 2005).[1]

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[1] In Unisuper Ltd. v. News Corp., C.A. No. 1699, slip op. at 15-17 (Del. Ch. Dec. 20, 2005), the Delaware Court of Chancery held that a board of directors of a Delaware corporation could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision on whether or not to adopt a stockholder rights plan to a vote of the corporation's stockholders. Similarly, in In re Nat'l Intergroup, Inc. Rights Plan Litig., C.A. Nos. 11484, 11511 (Del. Ch. July 3, 1990), the Court of Chancery found that a board of directors could agree by a contract with its stockholders not to adopt a new stockholder rights plan or extend the term of its existing plan without a stockholder vote. Thus, each of News Corp. and In re Nat'l Intergroup involved a board of directors exercising its discretion to make a contractual agreement with stockholders to limit its managerial authority with respect to the efficacy of a stockholder rights plan. Boards of directors frequently limit their discretion by contract. For example, loan agreements often limit the ability of the board of directors to take certain actions without lender approval. See, e.g., John C. Coates & Bradley C. Faris, Second-Generation Shareholder Bylaws: Post-Quickturn Alternatives, 56 Bus. Law 1323, 1331 (Aug. 2001) (hereinafter referred to as "Coates and Faris") (noting that the Delaware Supreme Court's decision in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), should not be construed as prohibiting such contractual agreements because to read the case otherwise "would be absurd, as it would render unenforceable normal loan agreements (which frequently limit a board's authority to authorize certain corporate actions, such as dividends), and golden parachutes (which limit a board's ability to terminate an executive's employment with severance compensation"). However, a voluntary agreement by a board of directors to contractually limit its discretion with respect to the efficacy of a stockholder rights plan is distinguishable from the instant case in which the manner in which the Board may exercise its discretion is purported to be dictated by stockholders. In the latter case, the Board is impermissibly divested of the authority to exercise its own business judgment on whether limiting its discretion with respect to the efficacy of a stockholder rights plan is advisable and in the best interests of the Company and its stockholders, whereas in the former case the board is not divested of such discretion. For this reason, News Corp. and In re Nat'l Intergroup are distinguishable from the instant case.

Moreover, certain dictum in the News Corp. decision is directly contrary to prior decisions of the Delaware Supreme Court. In News Corp., the Delaware Court of Chancery stated: "Nonetheless, when shareholders exercise their right to vote in order to assert control over the business and affairs of the corporation the board must give way. This is because the board's power -- which is that of an agent's with regard to its principal -- derives from the shareholders, who are the ultimate holders of power under Delaware law." Slip op. at 17. Thus, the Court suggests that directors are obligated to follow the wishes of a majority of the corporation's shares since directors are mere agents of the stockholders. This proposition is contrary to a long line of Delaware Supreme Court cases, supra, pp. 6-7, holding that directors, not stockholders, manage the business and affairs of Delaware corporations, and to the Delaware Supreme Court's decision in Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245,

The Rights Plan Bylaw Violates Section 141(a) of the General Corporation Law.

The power of a board of directors to adopt and maintain a rights plan derives not only from Section 157 of the General Corporation Law, but also from Section 141(a) of the General Corporation Law. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1356 (Del. 1985) ("The directors adopted the [Rights] Plan pursuant to statutory authority in 8 Del. C. §§ 141, 151 [and] 157."); Hilton Hotels, slip op. at 12 ("Under Moran and Revlon, the Hilton Board has the power to adopt the Plan under 8 Del. C. §§ 141 and 122(13). As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157.") (footnote omitted). Section 141(a) of the General Corporation Law provides:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a). Significantly, if there is to be any variation from the mandate of 8 Del. C. § 141(a), it can only be as "otherwise provided in this chapter or in its certificate of incorporation." See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate does not provide for management of the Company by persons other than directors, and the phrase "except as otherwise provided in this chapter" does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law. See, infra, pp. 12-17 (addressing the interplay between Sections 141(a) and 109(b)). Thus, the Board possesses the full power and authority to manage the business and affairs of the Company. To the extent the Rights Plan Bylaw purports to deprive the Board of such authority by prohibiting the Board from adopting a stockholder rights plan with a term of more than one year, or from extending an existing rights plan for more than one year, unless in each case the plan or extension is ratified by the Company's stockholders, the Rights Plan Bylaw is inconsistent with Section 141(a) and the Certificate.

The distinction implicit in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "a cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate

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249 (Del. 2001), infra p. 11, in which the Court noted that requiring a board of directors to submit a stockholder rights plan to a vote of stockholders was wholly inconsistent with Delaware law. In addition, the News court failed to account for the dispositive impact of 8 Del. C. § 157 (discussed, supra, at pp. 3-5).

responsibility for managing the business and affairs of a corporation.") (footnote omitted). This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom., Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

See also 8 Del. C. § 141(a); Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1985); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958). The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted); Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10935, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."); but see Unisuper Ltd. v. News Corp., supra, n. 1. We believe that the extensive body of Delaware case law regarding rights plans and directors' fiduciary duties is inconsistent with the concept of stockholder-dictated action controlling the duration, adoption or extension of a rights plan.

The Rights Plan Bylaw Substantially Limits the Board's Discretion.

In addition to the prohibition on delegation to, or the usurpation by, stockholders or others of decision-making with respect to matters reserved by statute to the discretion of the board of directors, stockholders or others cannot substantially limit the board's ability to make a business judgment on matters of management policy. See, e.g., Chapin v. Benwood Found, Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd sub nom, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd in part on other grounds, 130 A.2d 338 (Del. Ch. 1957)); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (same); Canal Capital Corp. v. French, C.A. No. 11764, slip op. at 4 (Del. Ch. July 2, 1992) (same); accord Rodman Ward, Jr. et al., 1 Folk on the General Corporation Law § 141.1.3, at GCL-IV-15 (2006-2 Supp.) (hereinafter "Folk") (stating that it is the responsibility and duty of directors to determine corporate goals); Fletcher, § 495 p. 529 ("The directors of the corporation do not have the power to delegate to others those duties which are at the focal point of the management of the corporation.").

A board's ability to exercise its business discretion on whether to adopt or extend a rights plan in the context of a sale of the corporation is a fundamental matter of management policy that cannot be substantially limited under Delaware law. In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a future board's ability to redeem a rights plan implicated a fundamental "matter [ ] of management policy" -- the "sale of [a] corporation" -- and therefore could not be substantially restricted under Delaware law by contract. Id. at 1292. Specifically, the Delaware Supreme Court held:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the [contested provision] limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the [contested provision] is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of [the] Delaware corporation.

Id. at 1291-1292 (emphasis added, and internal citations omitted); see also Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998) (finding that a "dead hand" provision of a rights plan impermissibly interfered with a current board's authority under Section 141(a) "to protect fully the corporation's (and its shareholders') interests in a transaction [for the sale of a corporation]") (footnote omitted); Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take" in connection with the "sale" of a corporation) (emphasis added); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) (finding that "the adoption of the

Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule" in connection with the "sale" of a corporation). By divesting the Board of the ability to adopt a stockholder rights plan with a term of more than one year, or to amend an existing plan to extend its term for more than one year, unless in each case the plan or amendment is ratified by the Company's stockholders, the Rights Plan Bylaw indisputably would limit the Board's authority with respect to "an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation." Quickturn, 721 A.2d at 1291-92.

The Rights Plan Bylaw Limits the Board's Exercise of its Fiduciary Duty of Care.

A board's fiduciary duty of care also is implicated when it is faced with an unfair takeover offer. Directors of Delaware corporations have a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer. See, e.g., MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 501 A.2d 1239, 1247 (Del. Ch. 1985), aff'd, 506 A.2d 173 (Del. 1985) ("In the face of a hostile acquisition, the directors have the right, even the duty, to adopt defensive measures to defeat a takeover attempt which is perceived as being contrary to the best interests of the corporation and its shareholders."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985) (finding in the context of corporate takeovers that a board has a duty to "protect the corporate enterprise, which includes [ ] [protecting] shareholders, from [ ] harm"); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) ("Newmont's directors [have] both the duty and the responsibility to oppose the threats presented by Ivanhoe and Gold Fields."); see, e.g., 1 R. Franklin Balotti & Jesse A. Finkelstein, Delaware Law of Corporations and Business Organizations, at 4-35 (3d ed. 2006) (hereinafter "Balotti & Finkelstein") ("The predominant view is that the target board has a duty to oppose tender offers which would be harmful to the corporation.");[2] 10 Corporate Counsel Weekly (BNA), No. 20, at 7 (May 17, 1995) (in which former Delaware Supreme Court Justice Andrew G.T. Moore II is quoted as stating that "failure to adopt a pill under certain circumstances could in itself be a breach of the duty of loyalty and care"). The duty to protect stockholders from harm derives from the fiduciary duty of care. See Unocal, 493 A.2d at 955 ("As we have noted, [the directors'] duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or other shareholders."); Gilbert v. El Paso Co., 575 A.2d 1131, 1146 (Del. 1990) (finding that the duty of "care ... prevent[s] a board from being a passive instrumentality in the face of a perceived threat to corporate control"). Thus, circumscribing the Board's ability to adopt a stockholder rights plan with a term of more than one year, or to extend an existing plan for more than one year could impair the Board's exercise of its fiduciary duty of care.[3]

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[2] Messrs. Balotti and Finkelstein are directors of Richards, Layton & Finger, P.A.

[3] In News Corp., the Delaware Court of Chancery also held that a board of directors could effectively agree by a contract with the corporation's stockholders what is advisable and in the best interests of the corporation and its stockholders and that any such agreement did not operate as an impermissible limitation on the board of directors' ability to exercise its fiduciary duties under Delaware law. Slip op. at 20-22. However, the case of a board agreeing with

A requirement that the Board provide for the termination of any stockholder rights plan or amendment to extend the term of a rights plan within one year from the later of its adoption or last extension unless the amendment or plan is ratified by stockholders in all cases, thereby subjecting the plan's efficacy to such stockholder approval, effectively limits the ability of the Company's directors to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics, even if the Board determines in the good faith exercise of its fiduciary duties that a rights plan would be in the best interests of stockholders and the most effective means of dealing with such a threat. See, e.g., In re Pure Resources Inc., S'holders Litig., 808 A.2d 421, 431 (Del. Ch. 2002), aff'd, 812 A.2d 224 (Del.) (TABLE) (noting that the adoption of a rights plan is the "de rigueur tool of a board responding to a third-party tender offer" and is quite effective at giving a target board under pressure room to breathe); Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001) (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); In re Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquirer so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). Submitting to a stockholder vote the question of whether to adopt or extend a rights plan in such circumstances significantly diminishes the ability of the Board to respond as necessary to protect the interests of the Company and its stockholders. When the Company faces a significant threat, such as inequitable takeover tactics, the directors' ability to negotiate effectively, to react expeditiously and to maintain its defensive devices could be critical to discharging their fiduciary duties.

For this reason, the Delaware courts have zealously guarded the board's prerogatives in this area versus the wishes of the stockholders and others. See, e.g., Quickturn, 721 A.2d at 1291 ("this Court upheld the adoption of the Rights Plan in Moran as a legitimate exercise of business judgment by the board of directors") (emphasis added; footnote omitted); Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1186 (Del. Ch. 1998) ("It [is] settled that a corporate board [may] permissibly adopt a poison pill...."); Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take") (emphasis added); see also Martin Lipton, "Pills, Polls, and Professors Redux," 69 U. Chi. L. Rev., 1037, 1061 (Summer 2002) ("It is inconsistent with existing Delaware law for a board ... to delegate to shareholders in a referendum the fiduciary decision of whether to leave [a] pill ... in place."); 2 David A. Drexler et al., Delaware Corporation Law and Practice § 17.06, at 17-30 (2005) (hereinafter "Drexler") ("Section 157 imposes upon the directors the duty to exercise final authority with respect to

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stockholders what is advisable and in the best interests of the corporation and its stockholders is distinguishable from the case of stockholders unilaterally limiting the board of directors' ability to exercise its fiduciary duties as the Rights Plan Bylaw would purport to accomplish.

options and rights.") (emphasis added). The Delaware Supreme Court has addressed this issue explicitly:

> Moran addressed a fundamental question of corporate law in the context of takeovers: whether a board of directors had the power to adopt unilaterally a rights plan the effect of which was to interpose the board between the shareholders and the proponents of a tender offer. The power recognized in Moran would have been meaningless if the rights plan required shareholder approval. Indeed it is difficult to harmonize Moran's basic holding with a contention that questions a Board's prerogative to unilaterally establish a rights plan.

Hilton, 780 A.2d at 249. The fact that individual stockholders or even a majority of stockholders oppose the board's decision does not affect the board's authority. As the Court of Chancery has explained:

> The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm.

Paramount Communications Inc., slip op. at 77-78.

The Rights Plan Bylaw is Void.

Whether the Board's authority with respect to the adoption, extension and duration of a stockholder rights plan arises under 8 Del. C. § 157 or 141(a), the common law of fiduciary duties, or some combination thereof, in our view it cannot be overridden by a stockholder-adopted bylaw. See Frantz Mfg. Co. v. EAC Indus., 501 A.2d 401, 407 (Del. 1985) ("A bylaw that is inconsistent with any statute or rule of common law ... is void...."); Quickturn, 721 A.2d at 1291-92; Carmody, 723 A.2d at 1191. See also Coates and Faris, Second-Generation Shareholder Bylaws: Post-Quickturn Alternatives, 56 Bus. Law. at 1333-1334 ("One of the most enduring principles of the Delaware common law of corporations is that shareholders cannot limit a board in the exercise of business judgment regarding matters conferred to the board's discretion by law or charter. Had the Delaware legislature intended to allow shareholders to abrogate this rule via bylaw, it could have made this clear.") (footnotes omitted); Lawrence A. Hamermesh, Corporate Democracy and Stockholder-Adopted By-Laws: Taking Back The Street?, 73 Tul. L. Rev. 409, 479 (Dec. 1998) (hereinafter referred to as "Hamermesh-Tulane Law Review") ("stockholders lack the general authority to adopt by-laws that directly limit the managerial power of directors"); Charles F. Richards, Jr. & Robert J. Stearn, Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny Under Delaware Law, 54 Bus. Law. 607, 621 (Feb. 1999) (hereinafter referred to as "Richards and Stearn")[4] ("Based on the authority vested in the board of directors by sections 141(a) and 157, the Delaware courts have repeatedly deferred to directorial prerogative and discretion in the context of adoption, maintenance, and redemption of rights plans, subject only to the fact-specific Unocal/Unitrin proportionality test. The body of law so developed is wholly inconsistent with the concept of shareholder-dictated action regarding a rights plan....") (footnote omitted).

The drafters of the General Corporation Law did provide for specific mechanisms pursuant to which stockholders could limit the power of a board of directors to manage the business and affairs of a corporation. As discussed above, Section 141(a) provides that the board of directors shall manage the business and affairs of the corporation "except as may be otherwise provided in this chapter or in its certificate of incorporation." In addition, in forming a corporation under the close corporation statute, the stockholders thereof may either act by written agreement to restrict the discretion of the board of directors, 8 Del. C. § 350, or elect in the certificate of incorporation to permit the stockholders to manage the business and affairs of the corporation directly, 8 Del. C. § 351. However, this permitted restriction on the discretion of the directors is only applicable to close corporations. Chapin v. Benwood Found., Inc., 402 A.2d 1205 (Del. Ch. 1979), aff'd sub nom., Harrison v. Chapin, 415 A.2d 1068 (Del. 1980). See also 2 Drexler § 43.02, at 43-6 (Section 350 exempts agreements of stockholders in close corporations from the rule that stockholders may not restrict or interfere with powers of board).

Commentators Supporting the Validity of the Rights Plan Bylaw Misinterpret Delaware Law.

We are aware that several commentators have expressed the view that bylaws such as the Rights Plan Bylaw should be valid under Delaware law.[5] See, e.g., Leonard Chazen, The Shareholder Rights By-Law: Giving Shareholders a Decisive Voice, 5 Corporate Governance Advisor 8 (1997); Jonathan R. Macey, The Legality and Utility of the Shareholder Rights Bylaw, 26 Hofstra L. Rev. 835 (Summer 1998).[6] According to Messrs. Chazen and

[4] Messrs. Richards and Stearn are directors of Richards, Layton & Finger, P.A.

[5] There is no Delaware case that specifically addresses the validity or invalidity of the Rights Plan Bylaw or of a similar bylaw. See, e.g., Coates and Faris, Second Generation Shareholder Bylaws: Post-Quickturn Alternatives, 56 Bus. Law. at 1329; Richards and Stearn, Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny under Delaware Law, 54 Bus. Law. at 607; Lawrence A. Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, 5 Corporate Governance Advisor 9 (1997). However, the Delaware Supreme Court's decision in Quickturn Design Sys., Inc. v. Shapiro, 7221 A.2d 1281 (Del. 1998), strongly supports the conclusion that the Rights Plan Bylaw would not be valid under Delaware law.

[6] Mr. Chazen is an attorney who has represented Mr. Guy P. Wyser-Pratte, who has advocated adoption of bylaws similar to the Rights Plan Bylaw. Mr. Macey has been Mr.

Macey, such bylaws would not be invalid under Section 141(a) of the General Corporation Law because Section 141(a)'s broad grant of authority to the board of directors is qualified by the phrase "except as may be otherwise provided in this chapter," which in their view includes (and thus permits) bylaws adopted pursuant to Section 109(b), and because a narrower reading of Section 141(a) would improperly negate Section 109(b)'s broad grant of authority for stockholders to adopt bylaws relating to the rights and powers of stockholders and directors. See Chazen, The Shareholder Rights By-Law: Giving Shareholders A Decisive Voice at 8, 17; Macey, The Legality and Utility of the Shareholder Rights Bylaw, 26 Hofstra L. Rev. at 867-68. See also R. Matthew Garms, Shareholder By-Law Amendments and the Poison Pill: The Market for Corporate Control and Economic Efficiency, 24 J. Corp. L. 433, 441-43, 451 (Winter 1999) (same). Cf. Gordon, "Just Say Never?" Poison Pills, Deadhand Pills, and Shareholder-Adopted Bylaws: An Essay for Warren Buffett, 19 Cardozo L. Rev. at 547 ("Under prevailing modes of corporate statutory interpretation in Delaware, in which different statutes have 'equal dignity' or 'independent legal significance,' nothing can be resolved about the scope of section 109(b) from the reference in section 141(a) to the articles alone, not the bylaws.") (footnote omitted); Ronald J. Gilson, Unocal Fifteen Years Later (And What We Can Do About It), 26 Del. J. Corp. L. 491, 509 (2001) ("Under the equal dignity doctrine, the fact that the two sections [Section 141(a) and 109(b)] cover the same ground results not in a conflict, but in alternative approaches to the same problem.") (footnote omitted). Although no Delaware case has directly addressed the interplay of Sections 141(a) and 109(b) in this context, we are of the view that these commentators have misconstrued Section 109(b) and the "except as may be otherwise provided in this chapter" language of Section 141(a).[7]

First, most commentators on the General Corporation Law agree that the "except as may be otherwise provided in this chapter" language of Section 141(a) refers only to specific provisions of the General Corporation Law, which expressly authorize a departure from the general rule of management by directors, and not to open-ended provisions such as Section

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Wyser-Pratte's nominee in several threatened proxy fights, including threatened proxy fights involving Telxon Corporation and Rexene Corporation.

[7] In Hollinger Int'l, Inc. v. Conrad Black, C.A. No. 183-N (Del. Ch. Feb. 26, 2004), the Court of Chancery held that a stockholder-adopted bylaw amendment that disbanded most of the committees of the board of directors of Hollinger International Inc. did not violate Section 141(a) of the General Corporation Law. The Court found that Section 109 of the General Corporation Law (which expressly provides stockholders with the authority to amend a corporation's bylaws) when read together with Section 141(c)(2) (which expressly provides for the regulation of board committees through the adoption of bylaws) permitted the stockholder-adopted bylaw at issue. We do not believe that the Hollinger decision permits stockholders to make decisions in areas such as the adoption of rights plans pursuant to Section 157 of the General Corporation Law, which is specifically reserved to the board of directors by statute. Unlike the bylaw amendments at issue in Hollinger, there is no statutory basis for stockholders, through amendment to the bylaws or otherwise, to place conditions or restrictions on the power of the board to adopt or extend a rights plan.

109(b). See Balotti & Finkelstein, at 4-6 (suggesting that such language references close corporation provisions of the General Corporation Law); Drexler § 13.01[1], at 13-2 (suggesting that such language references Sections 141(c), 226, 291 and close corporation provisions); Folk, at GCL-IV-11-12 (suggesting that such language references Sections 107, 226 and close corporation provisions); Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, at 11 (The exception in Section 141(a) "addresses the narrow instances in which the General Corporation Law explicitly departs from the director management rule, as in Section 291 (authorizing appointment of a receiver for a corporation 'to take charge of its assets, estate, effects, business and affairs'), and Section 226 (permitting appointment of a custodian to exercise the powers of a receiver under Section 291). The fact that Section 141(a) is drafted to allow these limited, explicit departures from the director management norm cannot be read to allow an implied, open-ended invitation to depart from that norm through by-law provisions adopted by stockholders."). Indeed, several commentators specifically concluded that a bylaw similar to the Rights Plan Bylaw could not be accomplished under Section 109(b), notwithstanding that statute's arguably broad language. See Coates and Faris, Second-Generation Shareholder Bylaws: Post-Quickturn Alternatives, 56 Bus Law. at 1335 ("[F]irst generation shareholder bylaws are likely to be struck down under Delaware law because they limit the board's authority to manage the business and affairs of the company. If the Delaware Supreme Court's decision in Quickturn does not lead one to this result, the text, history, and common law development of Delaware law does."); Hamermesh, The Shareholder Rights By-Law: Doubts From Delaware, at 13 ("Given the statutory governance scheme reflected in Section 141(a) ..., that by-law proposal is an attempt that impermissibly intrudes upon the authority of the board of directors. It cannot be accomplished by a by-law provision despite the superficially broad subject matter reach of the statute (Section 109(b)) that governs the content of by-laws."); Richards and Stearn, Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny under Delaware Law, 54 Bus. Law. at 624-25 ("If the Delaware General Assembly intended in section 141(a) to permit shareholders to enact by-laws restricting the authority of the board of directors to manage the business and affairs of the corporation, it easily could have so stated in section 141(a), as other jurisdictions have done. It did not.") (footnote omitted). See also Hamermesh, Corporate Democracy and Stockholder -- Adopted By-Laws: Taking Back The Street?, 73 Tul. L. Rev. at 430 ("[T]he most reasonable reading of [Sections 109(b) and 141(a)] precludes reliance on Section 109(b) as an independent source of authority for a by-law that directly limits the managerial power of the board of directors.") (footnote omitted). Thus, there is significant support for the view that the "except as may be otherwise provided in this chapter" language of Section 141(a) does not include bylaws adopted under Section 109 (except perhaps if such bylaws are also adopted pursuant to Section 141(c), which is not applicable here). See, supra, n.7.

Second, most commentators believe that Section 109's purportedly broad grant of authority for stockholders to adopt bylaws relating to the rights and powers of stockholders and directors relates to bylaws that govern procedural or organizational matters, and not substantive decisions governing the corporation's business and affairs. See Balotti & Finkelstein, § 1.10, at 1-14 ("The by-laws of a corporation have been characterized as the proper place to set forth the 'the self-imposed rules and regulations deemed expedient for ... the ... convenient functioning' of

A.2d at 1191 (complaint challenging provision of rights plan prohibiting future board from redeeming rights stated claim that provision impermissibly interfered with board's authority under Section 141(a) to manage business and affairs of corporation).

We are aware that the Supreme Court of the State of Oklahoma has concluded that, under Oklahoma law, stockholders may adopt bylaws that restrict the board of directors' authority to create and implement shareholder rights plans. Int'l Bhd. of Teamsters Gen. Fund v. Fleming Cos., 975 P.2d 907, 908 (Okla. 1999). We do not believe, however, that the Oklahoma Supreme Court's decision would be persuasive to a Delaware court.

First, we note that the Oklahoma Supreme Court did not view the Oklahoma analogue to Section 141(a) as being "of primary concern" to its decision and concluded, without analysis, that the authority of directors under the Oklahoma analogue to Section 141(a) was subject to "shareholder oversight" under the Oklahoma analogue to Section 109(b). For the reasons stated herein, we believe that a Delaware court would construe Sections 141(a) and 109(b) differently. Indeed, although the Oklahoma Supreme Court observed that "Oklahoma and Delaware have substantially similar corporation acts" and relied in part upon Delaware case law, the Court failed even to acknowledge the substantial body of Delaware case law concerning the board of directors' duty under Section 141(a) to manage the business and affairs of the corporation, including in the context of takeover proposals.

Second, we note that the Oklahoma Supreme Court determined that the authority granted under the Oklahoma analogue to Section 157 was not limited to the board of directors, a position with which, for the reasons stated herein, we believe a Delaware court would not agree under Delaware law. Moreover, the Oklahoma court ignored the substantial body of Delaware case law concerning rights plans, analogized a rights plan to a stock option plan, and relied upon, among other things, an inapposite Delaware case concerning shareholder ratification of board action that was contrary to the terms of a stock option plan.

Finally, we note that the Oklahoma Supreme Court was expressly influenced by the fact that the Oklahoma legislature had not adopted a "shareholder rights plan endorsement statute," a fact that we believe would not be persuasive to a Delaware court given the extensive and established case law in Delaware upholding the authority of the board of directors to adopt and implement rights plans. Accordingly, we are of the view that a Delaware court would not find the reasoning or conclusions of the Oklahoma Supreme Court to be persuasive. See, e.g., Andrew R. Brownstein & Igor Kirman, Can a Board Say No When Shareholders Say Yes? Responding to Majority Vote Resolutions, 60 Bus. Law. 23, 58 (Nov. 2004) ("[T]he consensus view among commentators is that the Fleming precedent would not be followed in Delaware and that a board of director's ability to adopt a poison pill in the context of a sale of the corporation is a fundamental matter of management policy that cannot be substantially limited under Delaware law."); Hamermesh, Corporate Democracy and Stockholder -- Adopted By-Laws: Taking Back The Street?, 73 Tul. L. Rev. at 435-36 ("the Fleming by-law and similar direct attempts to limit specific management decisions should be rejected by the courts"); Michael D. Goldman et al., Fleming Must Be Read Narrowly, 21 Bank and Corp. Governance L. Rep. 1102 (1999) ("while the corporation."); Richards and Stearn, Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny under Delaware Law, 54 Bus. Law. at 625-27 (supporting procedural/substantive distinction); Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, at 14 n.20 ("A by-law removing an entire category of business decisions from board authority ... is quite distinct from a by-law that merely governs how board decisions are to be made, and poses a distinct challenge to the allocation of management authority specified by Section 141(a)."). See also id. at 10 ("by-laws of Delaware corporations do not customarily prescribe or limit the substantive content of business decisions"). Such an interpretation of Section 109(b) would harmonize Sections 109(b) and 141(a) without running afoul of Section 141(a)'s mandate that the corporation's business and affairs be managed by or under the direction of the board of directors. But see Hamermesh, Corporate Democracy and Stockholder -- Adopted By-Laws: Taking Back The Street?, 73 Tul. L. Rev., at 444 (suggesting that procedural/substantive distinction does not necessarily "provide a coherent analytical structure" and that "it is preferable to read section 141(a) as an absolute preclusion against by-law limits on director management authority, in the absence of explicit statutory authority for such limits outside of section 109(b)") (footnote omitted).

Mr. Macey suggests that, as a threshold matter, bylaws such as the Rights Plan Bylaw do not improperly interfere with directorial authority to manage the business and affairs of the corporation:

> Under section 109(b), shareholders retain the power to adopt, amend, and repeal corporate bylaws. This specific empowerment of shareholders should trump any vague, general norms about directors' power to run the firm, particularly because the shareholders rights bylaw does not interfere with directors' ability to make strategic decisions about the firm's operation....
>
> * * *
>
> [T]here is a strong argument that a company that adopts a shareholder rights bylaw is still managed under the direction of its board anyway.

Macey, The Legality and Utility of the Shareholder Rights Bylaw, 26 Hofstra L. Rev. at 867-69 (footnotes omitted).

This suggestion is inconsistent with Delaware law. The assertion that bylaws such as the Rights Plan Bylaw do not interfere with the directors' authority to manage the business and affairs of the corporation is incorrect, since "[f]or over a decade now, it has been settled that the term 'business and affairs' of the corporation includes ... adoption of measures intended to deter or preclude unsolicited tender offers." Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, at 9. See also Quickturn, 721 A.2d at 1292 (provision of rights plan limiting future board's ability to redeem rights impermissibly interfered with future board's authority under Section 141(a) to manage business and affairs of corporation); Carmody, 723 the relevant Oklahoma statutes are similar to their Delaware counterparts, it is unlikely that a Delaware court would reach the same conclusion as the Oklahoma court").

We note that the Securities and Exchange Commission (the "SEC") previously has accepted the view that stockholder proposals similar to the Proposal, if implemented, would violate Delaware law. Toys "R" Us, Inc., 2002 SEC No-Action Letter, LEXIS 571, at *1 (Apr. 9, 2002); see also Mattel, Inc., 2002 SEC No-Action Letter, LEXIS 497, at *1 (March 27, 2002) ("The proposal requests a bylaw to prevent Mattel from enacting or maintaining a shareholder rights plan without shareholder approval. There appears to be some basis for your view that Mattel may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your Delaware counsel, Richards, Layton & Finger, implementation of the proposal would cause Mattel to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Mattel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).").

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Rights Plan Bylaw, if adopted by the stockholders, would not be valid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton + Finger, P.A.

DAB/LRS



Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

45 Rockefeller Center, 15th Floor
630 Fifth Avenue
New York, NY 10111
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

May 11, 2006

VIA TELECOPY AND OVERNIGHT MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: CA, Inc Shareholder Proposal

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Lucian Bebchuk in connection with the shareholder proposal that Prof. Bebchuk submitted to CA, Inc. ("CA" or the "Company") for inclusion in the Company's 2006 Proxy Statement (the "Proposal"), and responds to the letter dated April 21, 2006 from Sullivan & Cromwell, LLP on behalf of CA to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") requesting the Staff's concurrence that it will not recommend enforcement if the Company excludes the Proposal from its 2006 Proxy Statement (the "No-Action Request").

In the "No-Action Request," CA argues that it should be permitted to exclude Prof. Bebchuk's Proposal under SEC Rule 14a-8(i)(2), arguing that the Proposal advocates the adoption of a bylaw that, if enacted, would violate Delaware law. Please be advised that earlier today, Prof. Bebchuk commenced a lawsuit against CA in the Delaware Court of Chancery seeking a declaratory judgment that the proposed bylaw is valid under Delaware law, and an injunction against CA enjoining the Company from contesting the legality, under Delaware law, of the proposed bylaw amendment. A copy of the Complaint is attached to this letter. The basis of CA's "No-Action Request, therefore, is presently the subject of litigation.



In view of the foregoing, pursuant to Staff Legal Bulletin No. 14 (CF) (July 31, 2001), we respectfully submit that the Staff should express no view in response to CA's No-Action Request.

If you have any questions or if I may be of any further assistance, please do not hesitate to contact me.

Sincerely,



Michael J. Barry

cc: Marc A. Rozic, Esquire (via telecopy, w/o enclosures)

IN THE COURT OF THE CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

LUCIAN A BEBCHUK	: C.A No. ________
v	:
CA, INC.	:

COMPLAINT

INTRODUCTION

1. This is an action seeking: (1) a declaratory judgment regarding the validity, under Delaware law, of a proposed bylaw that would establish voting requirements for action by a board of directors regarding a shareholders rights plan (the "Proposed Bylaw"); and (2) an injunction requiring Defendant to withdraw a submission that it made to the Securities and Exchange Commission in which it asserted that the proposed bylaw would be invalid under Delaware law.

2. This case presents a live controversy between the parties that is capable of resolution by this Court. A decision by this Court regarding the legality of the Proposed Bylaw under Delaware law will establish Plaintiff's right to submit the Proposed Bylaw in a proposal (the "Proposal") for consideration by CA's shareholders at the Company's 2006 annual meeting CA has stated that it intends to exclude Plaintiffs' Proposal because it believes the Proposed Bylaw, if adopted by the shareholders, will violate Delaware law

3. Plaintiff respectfully requests expedited resolution of this matter. CA has stated its intent to publish its proxy materials for use in connection with the Company's 2006 annual meeting of shareholders by July 14, 2006. If Plaintiff's proposal is wrongfully excluded based on

CA's incorrect argument that somehow the proposed bylaw violates Delaware law, Plaintiff will suffer irreparable injury

PARTIES

A. **Plaintiff**

4. Lucian Bebchuk ("Bebchuk") is the William J. Friedman and Alicia Townsend Friedman Professor of Law, Economics and Finance, and Director of the Program on Corporate Governance at the Harvard Law School He is also the owner of 140 shares of CA and has held that stock continuously for more than a year

B. **Defendant**

5. Defendant CA, Inc. ("CA" or the "Company") (formerly known as Computer Associates International, Inc.) is incorporated in Delaware with its headquarters in Islandia, NY. It is an information technology management software provider that develops and delivers information technology management software to its customers. In recent news Computer Associates has been the center of a $2.2 billion accounting fraud that resulted in a guilty plea for securities fraud and obstruction of justice by the Company's ex-CEO, Sanjay Kumar.

FACTUAL ALLEGATIONS

I. **Background of the Dispute**

6. The dispute at issue here, and described below, is a question solely of state law Although the resolution of this state law issue collaterally would affect Prof. Bebchuk's federal right to require CA to include a shareholder proposal in the Company's proxy materials circulated for consideration by the shareholders at the Company's 2006 annual meeting, there is no federal question that requires resolution in order that complete relief may be afforded the parties before the Court A brief explanation of the federal issue is necessary to explain the source and forum of the parties' dispute, and to explain how a resolution by this Court of the state law issue presented will resolve this dispute.

A. **SEC Rule 14a-8**

7. Under federal law, a shareholder of a publicly traded corporation has a right to introduce a proposal that must be included in the company's proxy statement provided the shareholder meets the procedural and eligibility requirements for submitting proposals set forth in rules promulgated by the Securities and Exchange Commission (the "SEC") Prof. Bebchuk's federal right in this regard is not in dispute here. Prof. Bebchuk is eligible to submit a proposal because he has continuously held at least $2,000 in market value of CA stock and plans to continue holding that stock through the date of the meeting (17 C.F R § 240 14a-8(b)(1)), and has established his eligibility to the company by submitting a written statement from the record holder of his stock verifying his ownership of stock and also submitted a written statement stating that he would continue to hold the stock through the date of the annual meeting 17 C.F R § 240.14a-8(b)(2)

8. If a shareholder satisfies the procedural and eligibility requirements (as Prof Bebchuk has), a Company may *only* exclude a proposal if it falls within one of thirteen enumerated exceptions contained in SEC Rule 14a-8(i) Among these thirteen exclusions, Rule 14a-8(i)(2) (the only exclusion at issue here), provides that a Company may exclude a proposal if the proposal, if adopted, would cause the Company to violate state law. It states: "Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? . . . (2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." 17 C F R § 240 14a-8(i)(2).

B. Prof. Bebchuk's Proposal

9. On March 23, 2006, Prof. Bebchuk submitted to CA a proposal (the "Proposal"), which included the Proposed Bylaw and Supporting Statement, for inclusion in the Company's 2006 Proxy Statement. Prof Bebchuk's Proposal stated as follows:

> It is hereby RESOLVED that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del C. § 109, and Article IX of the Company's By-Laws, the Company's By-Laws are hereby amended by adding a Article XI as follows:
>
> > **Section 1** Notwithstanding anything in these By-laws to the contrary, the adoption of any stockholder rights plan, rights agreement or any other form of "poison pill" which is designed to or has the effect of making an acquisition of large holdings of the Company's shares of stock more difficult or expensive ("Stockholder Rights Plan") or the amendment of any such Stockholder Rights Plan which has the effect of extending the term of the Stockholder Rights Plan or any rights or options provided thereunder, shall require the affirmative vote of all the members of the Board of Directors, and any Stockholder Rights Plan so adopted or amended and any rights or options provided thereunder shall expire no later than one year following the later of the date of its adoption and the date of its last such amendment.
> >
> > **Section 2.** Section 1 of this Article shall not apply to any Stockholder Rights Plan ratified by the stockholders.
> >
> > **Section 3.** Notwithstanding anything in these By-laws to the contrary, a decision by the Board of Directors to amend or repeal this Article shall require the affirmative vote of all the members of the Board of Directors
>
> This By-law Amendment shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Article IX of the Company's By-laws

10. Prof. Bebchuk's Proposal also contained the following statement in support of the Proposed Bylaw:

SUPPORTING STATEMENT

> I believe that poison pills adopted by the Board of Directors without ratification by stockholders can deny stockholders the ability to make their own decisions regarding whether or not to accept a premium acquisition offer for their stock

and, under certain circumstances, could reduce stockholder value In my view, when one or more directors do not support a decision to adopt or extend a pill, the board should not make such a decision without obtaining shareholder ratification for the pill. Additionally, I believe that it is undesirable for a poison pill not ratified by the stockholders to remain in place indefinitely without periodic determinations by the Board of Directors that maintaining the pill continues to be advisable

The proposed By-law amendment would not preclude the Board from adopting or maintaining a poison pill not ratified by the stockholders for as long as the Board deems necessary consistent with the exercise of its fiduciary duties, but would simply ensure that the Board not do so without the unanimous vote of the directors and without considering, within one year following the last decision to adopt or extend the pill, whether continuing to maintain the pill is in the best interests of the Company and its stockholders.

I urge you to vote "yes" to support the adoption of this proposal.

C. CA States Its Intent To Exclude Prof. Bebchuk's Proposal Based On Its Assertion That The Proposed Bylaw Violates Delaware Law.

11 By letter dated April 21, 2006, CA stated its intent to exclude Prof Bebchuk's Proposal from the Company's 2006 proxy based on its assertion that the Proposed Bylaw, if adopted by the CA shareholders, would violate Delaware law. Specifically, in a letter to the SEC's Division of Corporation Finance (the "Division"), CA asserted that the Proposed Bylaw would be invalid under Delaware law, stated its intent to exclude Prof. Bebchuk's proposal, and sought to use its assertion that the Proposed Bylaw was illegal to invoke the SEC's "no-action" review process and to obtain the Division's assurance that it would not recommend an enforcement action against the Company for excluding Prof. Bebchuk's proposal

12 In support of its argument to exclude Prof Bebchuk's proposal, CA advanced one argument: Prof. Bebchuk's proposal, CA argued, could be excluded under SEC Rule 14a-8(i)(2), which allows a company to exclude a proposal if it would cause the company to violate state law

13. By this action, Prof Bebchuk seeks a declaratory judgment from this Court to resolve this dispute and to confirm that the Proposed Bylaw would not cause CA to violate

Delaware law if enacted, and an injunction compelling CA to withdraw the Opinion Letter. Prof Bebchuk also seeks an injunction requiring CA to withdraw its submission to the SEC in which it asserted that the Proposed Bylaw is illegal, and enjoining CA from taking any other action designed to contest the legality of the Proposed Bylaw under Delaware law.

14. Prof Bebchuk respectfully requests expedited treatment of this case because, in the absence of a ruling from this Court on the validity of the Proposed Bylaw under Delaware Law, CA will continue to rely on and use its incorrect assertion that the Proposed Bylaw is somehow illegal and will wrongfully exclude Prof. Bebchuk's Proposal from the Company's 2006 proxy materials.

II. THE PROPOSED BYLAW IS VALID UNDER DELAWARE LAW

15 Pursuant to Section 109(a) of the DGCL, "[a]fter a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote." 8 DEL C. § 109(a).

16 Under Delaware law, corporate bylaws "may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." 8 DEL C § 109(b).

17 Prof Bebchuk's Proposal, if adopted by the CA shareholders, would establish voting requirements for the Company's Board of Directors regarding the adoption or extension of any shareholders' rights plan. Specifically, the Proposed Bylaw would require CA's Board to act by unanimous vote to adopt or extend any "poison pill," and would require such a vote to take place annually.

18 The Proposed Bylaw is not inconsistent with Delaware law. To the contrary, Section 141 of the DGCL specifically authorizes bylaws that establish voting requirements for

Board action: "The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors unless the certificate of incorporation or the bylaws shall require a vote of a greater number." 8 DEL C § 141(b) Therefore, under the DGCL, bylaws may require unanimity of directors to constitute an act of the board.

19. The Proposed Bylaw also is not inconsistent with CA's certificate of incorporation There is no provision in CA's certificate of incorporation that limits shareholders power to enact bylaws relating to voting requirements for the Board or relating to the issuance of stock rights.

<u>COUNT ONE</u>
(Declaratory Judgment)

20. Plaintiff repeats and realleges the paragraphs above as set forth herein

21 Prof Bebchuk's Proposed Bylaw is valid under Delaware law

22. A declaratory judgment by this court would cause the company to place the Proposal on its 2006 Proxy Statement; its only basis for excluding the proposal is the mistaken belief that it would cause the company to violate state law. Therefore a declaratory judgment would resolve the present dispute between the parties.

23. A declaratory judgment is appropriate because the case involves the legal right of the Plaintiff to submit a shareholder proposal. Also, CA has an interest in defending the claim as it wishes to exclude the shareholder proposal Therefore Prof Bebchuk's and the Company's interests are real and adverse

24. Declaratory judgment is further appropriate because the controversy is ripe for judicial determination. Harm to Prof. Bebchuk's rights is not speculative as CA has clearly and unambiguously stated its intent, in the April 21, 2006 Letter, to exclude the Proposal from its 2006 proxy materials, and has actively advanced incorrect statements of Delaware law in support of its decision to so exclude Prof Bebchuk's Proposal.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff Lucian A Bebchuk prays for relief and judgment as follows:

(a) Declaratory Judgment stating that the Proposed Bylaw is legal under Delaware law;

(b) Injunctive Relief, requiring Defendant CA to withdraw its submission to the SEC's Division of Corporation Finance in which it incorrectly asserted that the Proposed Bylaw violated Delaware law, and enjoining Defendant CA from taking any other action to contest the legality of the Proposed Bylaw under Delaware law;

(c) Awarding Plaintiff reasonable attorneys fees and costs associated with the prosecution of this action; and

(d) Whatever further relief this Court deems just and proper

Date: May 11, 2006

GRANT & EISENHOFER P.A.

/s/ Jay W. Eisenhofer
Jay W. Eisenhofer (DE Bar I.D. 2864)
Michael J. Barry (DE Bar I.D 4368)
P Bradford deLeeuw (DE Bar I.D. 3569)
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000
Fax: 302-622-7100

Attorneys for Plaintiff Lucian A Bebchuk